
BERU


05009815

An/To: **Securities and Exchange Commission**
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC, 20549
001-202 942 9624

Von/From: **Katrin Salwig**
BERU AG
0049-(0)7141-132-931

SUPPL


SEC MAIL PROCESSING
RECEIVED
JUL 2005
WASH. D.C.
199
SECTION

Betreff/Subject: BERU Aktiengesellschaft. Exemption number: 82-34 750
Press release

Dear Sir, Madame,

please find attached the current annuncement of the BERU AG (original announcement by BERU AG; mandatory disclosure of July 9, 2005).

Your´s sincerly


PROCESSED
JUL 19 2005
THOMSON
FINANCIAL

i.A. Katrin Salwig

Katrin Salwig
Corporate Communications/Investor Relations

dw 7/19

BERU Aktiengesellschaft, Sitz Ludwigsburg · Telefon: ++49-7141-132-0 · Telefax: ++49-7141-132-350 (Zentrale) · E-mail: info@beru.de · Internet: www.beru.com
Amtsgericht Ludwigsburg HRB5087 · Aufsichtsratsvorsitzender: Dr. Ulrich Wöhr · Vorstand: Marco v. Maltzan (Vors.), Dr. Reinhard Meschkat, Dr. Rainer Podeswa
ILN 40 14427 00000 6 · Ust.-Id.Nr: VAT Legisl.: Code d'id TVA: DE 812 173 364 · Steuer Nr. 71390/00823
Banken/Bankers/Banques
• BW-Bank Ludwigsburg-Konto: 8323737000, BLZ: 60430060, Swift-/BIC Code: BWBKDE6S600
• Deutsche Bank Ludwigsburg-Konto: 13206800, BLZ: 60470082, Swift-/BIC Code: DEUTDESS604
• Commerzbank Ludwigsburg-Konto: 735044000, BLZ: 60440073, Swift-/BIC Code: COBADEFF604
• Kreissparkasse Ludwigsburg-Konto: 18700, BLZ: 60450050, Swift-/BIC Code: SOLADES1LBG
• CIAL Straßburg-Konto: 00023672501, RIB: 10037 33085 00023672501 34, Swift-/BIC Code: CMCIFR2S

BERU Aktiengesellschaft

Ludwigsburg

Wertpapier-Kenn-Nr. 507210 / ISIN DE0005072102

Der Jahres- und Konzernabschluss unserer Gesellschaft für das Geschäftsjahr 2004/2005 wurde am 30. Juni 2005 veröffentlicht und kann seitdem bei der Gesellschaft unter folgender Anschrift angefordert werden: BERU AG, Mörikestr. 155, 71636 Ludwigsburg.
Des Weiteren ist er bei der Baden-Württembergischen Bank AG und der Deutschen Bank AG als Zahlstelle unserer Gesellschaft erhältlich, sowie im Internet auf unserer Homepage www.beru.com und unter www.deutsche-boerse.com abrufbar.

Ludwigsburg, im Juli 2005

Der Vorstand